IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STRATEGIC INVESTMENT OPPORTUNITIES LLC,	)))	
Plaintiff,	)))	C.A. No. 2022-____-___
v.	))	
LEE ENTERPRISES, INCORPORATED, MARY E. JUNCK, STEVEN FLETCHER, MARGARET R. LIBERMAN, BRENT MAGID, HERBERT W. MOLONEY, KEVIN D. MOWBRAY, DAVID PEARSON and GREGORY P. SCHERMER,	)))))))))	
Defendants.	))	

VERIFIED COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF ENFORCING MAJORITY VOTING STANDARD AS REQUIRED BY BYLAWS

Plaintiff Strategic Investment Opportunities LLC ("Plaintiff" or "Opportunities"), by and through its undersigned attorneys, brings this Verified Complaint against Defendants Lee Enterprises, Incorporated ("Lee" or the "Company") and Mary E. Junck, Steven Fletcher, Margaret R. Liberman, Brent Magid, Herbert W. Moloney, Kevin D. Mowbray, David Pearson and Gregory P. Schermer (the "Director Defendants" and together with the Company, "Defendants"), and alleges upon knowledge as to itself, and upon information and belief as to all other matters, as follows:

INTRODUCTION

1.   This is an action for temporary, preliminary and permanent declaratory and injunctive relief seeking to enforce the provisions of Article II, Section 8 of the Second Amended and Restated Bylaws (the "Bylaws") of Lee and prevent the disenfranchisement of Lee's stockholders through the wrongful application of the plurality voting standard at the annual meeting of Lee stockholders, now scheduled for March 10, 2022 (the "2022 Annual Meeting"). Those Bylaws require a majority voting standard in uncontested elections of directors, and further oblige incumbent director nominees in uncontested elections who fail to meet the majority standard to submit irrevocable resignations. Defendants' three incumbent-director nominees, Defendants Mary Junck, Kevin Mowbray and Herbert Moloney, are running unopposed to fill the three open positions on the Company's classified board at the 2022 Annual Meeting. The election is uncontested, and the Bylaws require majority voting.

2.   However, Defendants, in an attempt to entrench the classified Board and deprive the stockholders of any meaningful voice in the governance of their Company, have improperly determined that a plurality voting standard applies to the

2

impending stockholder meeting. As a consequence, absent judicial relief, Opportunities' "vote no" campaign against two of the Company's nominees, Board Chairman Junck and Lead Independent Director Moloney, who have each served on the Board for twenty-plus years, cannot result in mandatory resignations, no matter how many or few stockholders support those nominees. Defendants justify this decision in their Proxy by pointing to Plaintiff's effort to nominate a slate of independent director candidates. However, at all times Defendants, except in the context of selecting the voting standard, have maintained the opposite: that Plaintiff's effort was invalid and null *ab initio*.

3.   Defendants recently prevailed in related litigation before this Court, C.A. No. 2021-1089-LWW (the "Nomination Action"), in which Opportunities unsuccessfully sought to require Lee to allow its candidates to contest the election at the 2022 Annual Meeting. Defendants maintained prior to, and throughout, the Nomination Action that Opportunities had not met the advance notice requirements of the Bylaws and that Opportunities' "purported" nominees would be "disregarded." After trial, the Court agreed with Defendants, thereby confirming the Company's established position that its three incumbent director nominees will run unopposed. On February 18, 2022, after Opportunities questioned the plurality

3

standard, the Board responded, without explanation, that it had "reaffirmed that plurality voting is the applicable voting standard."

4.   Even though Defendants' litigation position in the Nomination Action since December 2021 was that the election was *always* "uncontested" because no stockholder had met the requirements to nominate anyone to run against the Board's nominees under Article II, Section 2, of the Bylaws, Defendants determined in January 2022 that the election was a "Contested Election" within the meaning of Article II, Section 8, of the Bylaws, with the result that a plurality voting standard would apply. Even after the Court ruled in Defendants' favor, and the election is now "uncontested" in every sense of the word, Defendants have expressly declined to correct or update that determination.

5.   To top matters off, Defendants have touted and continue to tout, including in the Nomination Action and in the very proxy materials announcing that the Company would apply a plurality standard, the 2019 amendment to the Bylaws that provides for a majority standard in uncontested elections. That is, in the very disclosure document in which Defendants claim an uncontested election is actually contested, that nobody can run against the incumbents and that the stockholders also cannot vote the incumbents out, Defendants also congratulate themselves for adopting a stockholder-friendly majority vote standard for uncontested elections.

RLF1 26884946v.1

6. Defendants' up-is-down position is inconsistent with the Bylaws, with Defendants' own public statements and with basic common sense and equity. Stockholders cannot help but be confused by Defendants' contradictory position and disclosures. Opportunities therefore seeks temporary, preliminary and permanent declaratory and injunctive relief prohibiting Defendants from applying the incorrect plurality standard, and prohibiting Defendants from holding the 2022 Annual Meeting before corrective disclosures are made, clarifying that the majority voting standard will be applied, as required by Article II, Section 8.

FACTUAL BACKGROUND

A. The Parties and Relevant Non-Parties

7. Plaintiff Strategic Investment Opportunities LLC is a Delaware limited liability company that is an affiliate of non-party Alden Global Capital LLC. Opportunities is the beneficial owner of 371,117 shares (6.2%) of common stock of Lee. As of December 3, 2021, Opportunities held 1,000 of those shares as record holder, and the balance were held by Cede & Co. as record holder.

8. Defendant Lee Enterprises, Incorporated is a Delaware corporation that trades on NASDAQ under the ticker "LEE."

9. Defendant Mary E. Junck has served as a Director of the Company since 1999 and as Chairman since February 2019. She joined Lee in 1999, serving as President from 2000 to 2016, and Chief Executive Officer from 2001 to 2016.

5

10. Defendant Steven Fletcher has served as a Director of the Company since 2020.

11. Defendant Margaret R. Liberman has served as a Director of the Company since 2019.

12. Defendant Brent Magid has served as a Director of the Company since 2010.

13. Defendant Herbert W. Moloney has served as a Director of the Company since 2001. He has been designated Lead Independent Director and sits on an Executive Committee of the Board with Ms. Junck and Mr. Mowbray.

14. Defendant Kevin D. Mowbray has served as a Director of the Company since 2016 and became the Company's President and CEO in February 2016, after serving as the Company's Chief Operating Officer from 2013 to 2016.

15. Defendant David Pearson has served as a Director of the Company since 2020.

16. Defendant Gregory P. Schermer has served as a Director of the Company since 1999. Prior to his retirement in 2016, Mr. Schermer held several senior roles at the Company.

17. As set forth in Article Sixth of Lee's Amended and Restated Certificate of Incorporation, the Company has a classified board, "divided into three classes as

6

nearly equal in number as possible." The terms of Ms. Junck, Mr. Moloney and Mr. Mowbray will expire at the 2022 Annual Meeting.

B. The Bylaws

18. On June 26, 2019, the Board adopted and approved, effective immediately, the Bylaws. A true and correct copy of the Bylaws is attached as Exhibit 1. Among other changes, the amendments "included shortening the deadline 'for nominating a director to 90 to 120 days,' changing director elections from a plurality to a majority voting standard, providing proxy access to the Company's long-term stockholders, and adopting an exclusive forum provision under Delaware law." *Strategic Inv. Opportunities LLC v. Lee Enters., Inc.*, 2022 WL 453607, at *2 (Del. Ch. Feb. 14, 2022).

19. Regarding nominations by stockholders, Section 2(a) of Article II of the Bylaws provides in pertinent part:

> Nominations of persons for election as directors and the proposal of other business to be considered by the stockholders of the Corporation may be made at an annual meeting of stockholders . . . by any stockholder of the Corporation entitled to vote at the meeting who complies with the notice procedures set forth in this Section 2 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation (the "Secretary"), on the record date for the determination of stockholders of the Corporation entitled to vote at the meeting, and at the time of the meeting. . . .

7

Section 2(b) provides, "[t]o be eligible to be a nominee for election or reelection as a director of the Corporation pursuant to this Section 2, a proposed nominee must deliver" categories of information, written representations and agreements and completed questionnaires. Section 2(c) sets forth the timeliness requirements for notices of intent to nominate. Section 2(d) states, "[o]nly such persons who are nominated in accordance with the procedures set forth in this Section 2 shall be eligible to serve as a director."

20. Under the Bylaws previously in place, the Company used a plurality standard in the election of directors. Section 8 of Article II of the Bylaws, as adopted in 2019 and still in effect, instead sets a majority standard, except in the circumstance of a "Contested Election." Section 8 provides in relevant part as follows:

> Except as otherwise required by law or the Amended and Restated Certificate of Incorporation or these By-Laws, or in electing directors, all matters coming before any meeting of the stockholders at which a quorum is present shall be decided by the vote of a majority of the voting power of all classes of stock of the Corporation present in person or by proxy at such meeting and entitled to vote thereat.

> Each director shall be elected by the vote of a majority of the votes cast with respect to the director's election at any meeting for the election of directors at which a quorum is present; provided, however, that if, as of a date that is 14 days in advance of the date that the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the U.S. Securities and Exchange Commission (the "SEC"), the

RLF1 26884946v.1

number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of these By-laws, a majority of the votes cast means that the number of shares voted "for" a director's election must exceed the number of votes cast "against" that director's election (with "abstentions" and "broker non-votes" not counted as a vote cast either "for" or "against" that director's election). If an incumbent director nominee fails to receive a sufficient number of votes for re-election in an election that is not a Contested Election, such director shall submit an irrevocable resignation contingent on acceptance of that resignation by the Board of Directors in writing to the chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall make a recommendation to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the Nominating and Corporate Governance Committee's recommendation, and publicly disclose its decision and, if such resignation is rejected, the rationale behind its decision within 90 days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and information that they consider appropriate and relevant.

21.   In its press release announcing adoption of the Bylaws, the Company featured this shift to a "majority voting standard" as a "corporate governance enhancement," with Ms. Junck stating, "[t]he enhancements disclosed today, which are the outcome of a thorough Board review with input from outside corporate

governance experts, will further increase our Board's effectiveness and accountability to shareholders." A true and correct copy of the press release is attached as Exhibit 2.

22. The SEC has explained that the distinction between a plurality and a majority standard for director elections has important consequences for stockholders:

> A "plurality vote" means that the winning candidate only needs to get more votes than a competing candidate. If a director runs unopposed, he or she only needs one vote to be elected, so an "against" vote is meaningless.

See Spotlight on Proxy Matters – The Mechanics of Voting (SEC) (*http://www.sec.gov/spotlight/proxymatters/voting_mechanics.shtml*), a true and correct copy of which is attached as Exhibit 3. By contrast, "A 'majority vote' means that directors are elected only if they receive a majority of the shares voting or present at the meeting." *Id.*

C. **Opportunities' Nomination Notice and the Nomination Action.**

23. On Friday, November 26, 2021, which was the nomination deadline for stockholders to submit nominations for the 2022 Annual Meeting, Opportunities delivered a Nomination Notice for the nominations of three independent director candidates, Colleen B. Brown, Carlos P. Salas, and John S. Zieser.

24.   On Friday, December 3, 2021, the Company responded by letter, rejecting the Nomination Notice (the "December 3 Letter"). A true and correct copy of the December 3, 2021 letter is attached as Exhibit 4.

25.   The December 3 Letter asserts two main reasons for its rejection of the Nomination Notice. *First*, the Company claimed that the Nomination Notice was *de facto* improper because Opportunities—the beneficial owner—was the true proponent of the nominations and was not itself a stockholder of record. *Id.* at 1-4. *Second*, the Company claimed that the Nomination Notice was deficient because the proposed nominees had not used the Company's forms of representations and questionnaires.

26.   Accordingly, the Company made clear that that it would not recognize Opportunities' effort to nominate candidates:

> the Notice Materials fail to satisfy the requirements set forth in Section 2 of the Bylaws. Accordingly, the Notice Materials do not constitute a valid notice of nominations for the 2022 Annual Meeting, and as the November 26, 2021 deadline for providing a timely and proper notice of nominations at the 2022 Annual Meeting has passed, any nominations that purport to be made pursuant to the Notice Materials will be disregarded.

Exhibit 4 at 7.

27.   That same day, the Company filed a Form 8-K with the SEC, to which it attached a copy of the December 3 Letter and a press release. The press release

11

summarized the Company's position: "Lee's Board has determined that Alden's attempted nomination notice does not satisfy the clear requirements of its bylaws. Because Alden failed to deliver a notice that complies with Lee's bylaw requirements prior to the nomination deadline, ***Alden may not nominate any candidates for election to the Board at the 2022 Annual Meeting***." A true and correct copy of the press release is attached as Exhibit 5 (emphasis added).

28.   On December 15, 2021, Opportunities filed a Verified Complaint in this Court seeking a declaration that the Nomination Notice complied with the Bylaws and that its nominees be permitted to stand for election at the 2022 Annual Meeting. Opportunities applied for expedited proceedings, and the Court granted that request over Defendants' opposition on December 22, 2021.

29.   At all times, beginning from the December 3 Letter and continuing throughout the Nomination Action, Defendants denied the validity of the Nomination Notice and contended that Opportunities' candidates could not be nominated under the Bylaws.

30.   In addition to the December 3 Letter, Defendants took that position in their opposition to the motion for expedited proceedings (filed December 20, 2021), in their answer to the complaint (filed January 4, 2022), in their opening and answering pretrial briefs (filed January 28, 2022, and February 4, 2022,

respectively), and at trial held on February 7, 2022. A true and correct copy of the

trial transcript is attached as Exhibit 6.

31.   The Company also took that position in multiple filings of proxy

materials with the SEC and maintained that the Board had properly rejected the

Nomination Notice. For example, in its filings with the SEC, including the definitive

proxy filed on January 24, 2022 (the "Proxy"), the Company always referenced the

Nomination Notice as the "Purported Nomination Notice," Opportunities'

candidates as "purported nominees," and stated that absent a contrary Court ruling,

"***no proxies or votes in favor of its purported nominees will be recognized or***

tabulated at the Annual Meeting." A true and correct copy of the Proxy is attached

as Exhibit 7 (emphasis in original).

32.   On January 27, 2022, Opportunities filed its preliminary proxy

statement. As of the date of this complaint, Opportunities has not filed a definitive

proxy statement.

33.   While the Nomination Action was pending, however, Defendants also

made the determination that the 2022 Annual Meeting would feature a "Contested

Election" for purposes of Article II, Section 8 of the Bylaws, notwithstanding their

position that Opportunities could not validly nominate anyone to run against the

three incumbents. Defendants disclosed that position on January 24, 2022 in the

13

Proxy. Thus, Defendants took the position that the persons whom Opportunities sought to nominate were "nominees" for purposes of Article II, Section 8, but simultaneously *not* "eligible to be … nominee[s]" for purposes of Article II, Section 2(b)(4) and *not* "eligible to serve" as directors for purposes of Article II, Section 2(d).

34.   On February 14, 2022, the Court issued its Memorandum Opinion, finding that Opportunities had not complied with the Bylaws' advance notice provisions, and entered judgment in favor of Defendants. Opportunities has not sought reconsideration or other relief from that judgment, and on February 15, 2022, issued a press release to announce the commencement of a "Vote No" campaign against two of Lee's nominees, Ms. Junck and Mr. Moloney.

35.   On February 16, 2022, Opportunities wrote the Board, to express concern that the Company and Board had deemed, and was continuing to deem, the upcoming election as "Contested" in contravention of the Bylaws and asked that the Company "take immediate action to ensure that at the election of directors at the Annual Meeting, each director is subject to a majority vote standard and the director resignation policy, as is set forth in the Bylaws." A true and correct copy of the February 16, 2022 letter is attached as Exhibit 8.

36.   The day after Opportunities sent its letter, the Company published a new Investor Presentation on its website, which was also filed with the SEC, that featured Lee's "commit[ment] to strong corporate governance ensuring the interest of Lee and Lee's shareholders are aligned." A true and correct copy of the Investor Presentation is attached as Exhibit 9. Once more, the Company highlighted that "[t]he Company has adopted Proxy Access and a majority vote standard for uncontested director elections." *Id.* at 6; *see also* 33. At the same time, the Company sought to justify the adoption of the plurality standard by claiming that, "[s]ince Alden's nomination notice was pending at the time our proxy statement was filed with the SEC, the meeting is considered contested under our Bylaws and therefore a plurality voting standard applies." *Id.* at 53. This statement is patently false, because Lee had maintained, since December 3, 2021, that the Nomination Notice was not pending and should be disregarded.

37.   On February 18, 2022, the Company responded to Opportunities' February 16 letter, without any providing any explanation or justification for the plurality standard:

> At a meeting today, the Board evaluated your letter and has unanimously declined Opportunities' extraordinary request to amend the By-Laws to change the voting standard in the midst of an active proxy solicitation. As set forth in the Company's disclosure in its Preliminary Proxy Statement filed with the [SEC] on January 14, 2022, and

again in its Definitive Proxy Statement filed with the [SEC] on January 24, 2022, and as required by the Bylaws, the Board has reaffirmed that plurality voting is the applicable voting standard for the election of directors at the forthcoming Annual Meeting.

A true and correct copy of the February 18, 2022 letter is attached as Exhibit 10.

D. The Proxy Disclosures Relating to the Voting Standard.

38. Generally, in an uncontested election, where a company's director nominees are running unopposed, the goal in a "vote no" campaign is to convince other stockholders to vote "against" or "withhold" on the election of the incumbent board nominees who have been targeted. Often times, as is true with the Company, a company's bylaws will provide that directors in an uncontested election who fail to receive the majority of votes cast on their election are required to submit their resignations to the board or a committee thereof, and the board may then decide whether or not to accept or reject the resignations, and must publicly announce its decision within a certain timeframe.

39. Although the Company has maintained since December 3, 2021, that the Nomination Notice had no legal force, it took the exact opposite approach to the voting standard to apply at the 2022 Annual Meeting and has determined that a plurality voting standard will apply as Defendants have deemed the election of directors at the 2022 Annual Meeting to be a "Contested Election." Thus, the Proxy states, under the heading "Voting Standard":

16

> The provisions of the By-Laws ***relating to majority voting for directors will not be applicable at the Annual Meeting*** because Alden submitted the Purported Nomination Notice stating it intends to nominate its purported nominees for election to the Board and the litigation regarding the validity of the Purported Nomination Notice was pending as of the date that was 14 days in advance of the date that we filed the definitive version of this Proxy Statement with the SEC. Accordingly, pursuant to the By-Laws, ***plurality voting will instead apply***….

Exhibit 7 at 16 (emphasis added).

40. The disclosure in the Proxy is materially misleading because it redefines "Contested Election" to suit Defendants and ensure the reelection of the incumbent Directors (Defendants Mary Junck and Herbert Moloney) instead of applying the plain language of the Bylaws as written.

41. This redefinition cements the reelection of Ms. Junck and Mr. Moloney, because Article II, Section 8 of the Bylaws provides for a director resignation policy in uncontested elections. Under the majority voting standard as set forth in that section, any incumbent director who fails to receive the requisite number of votes for his or her re-election must submit an irrevocable resignation contingent upon acceptance by the Board upon a recommendation from the Nominating and Corporate Governance Committee. The Board is required to disclose its decision, including its rationale for rejecting any resignation, within 90 days from the date of certification of the election results. By applying the plurality standard instead of the

17

majority standard, Defendants are effectively assuring that Ms. Junck and Mr. Moloney will be reelected and will not be required to submit resignations.

42.   Nothing in the Proxy would help a stockholder understand that by administering an uncontested election with a plurality voting standard, the Board's nominees could be re-elected to the Board if they receive just one vote. Instead, under the heading "Corporate Governance," the Company misleadingly touts the 2019 amendments to the Bylaws, placing as the first and foremost enhancement to corporate governance, "[a] majority voting standard for the election of directors in uncontested elections." Exhibit 7 at 23.

43.   By claiming that the election at the 2022 Annual Meeting is a "Contested Election" even though it is not contested, and according to Defendants' litigation position in the Nomination Action, was never contested, Defendants have created a situation in which stockholders are being told that there is no point in voting against any of the incumbent candidates. Those candidates are, after all, running unopposed and will be reelected if even a single share is voted in their favor. Under the plurality standard, voter apathy is rational. Under the majority standard, in contrast, stockholders have the ability to send a message of disapproval to the incumbents that may – if the number of votes cast against them exceeds the number of votes cast for them – force them to submit their resignations. The selection of the

18

more advantageous (but incorrect) standard and the disclosures surrounding that selection of standard will therefore likely affect stockholders' voting behavior.

44.   The form of the Company's proxy card, which is appended to the last page of the Proxy, will only further stockholder confusion. Under the names of Ms. Junck, Mr. Moloney and Mr. Mowbray are three options, which permit a stockholder to select "for all," "withhold all" or "for all except" with a blank box in which a stockholder may insert a nominee's name. There is no option that permits a stockholder to vote "against" or "abstain" with respect to a particular candidate. Notably, such option is present for the second proposal on the Company's proxy card, which concerns the ratification of BDO USA, LLP as the Company's auditor and to which a majority voting standard applies. *Id.* at 8. On this proposal, the proxy card permits stockholders to vote "for," "against" or "abstain".

E.   The Wrongfulness of Defendants' Conduct

45.   The Company's conduct is in breach of the Bylaws. The Bylaws clearly predicate the existence of a "Contested Election" and the resulting application of a plurality voting standard on the number of "nominees" as of a specific date, which in this case was January 10, 2022, fourteen days before the filing of the Proxy. As of that date, the number of "nominees" was three – Defendants Junck, Moloney and Mowbray – precisely the number of directors to be elected at the 2022 Annual Meeting. Defendants so maintained throughout the Nomination Action in filings in

19

this Court and in public SEC filings and press releases. The Court's decision in the Nomination Action upheld that position. Defendants should not be allowed to claim that the Nomination Notice meant that there were additional "nominees" for purposes of Article II, Section 8, even though the persons Opportunities proposed (unsuccessfully) to nominate were not "eligible to be … nominee[s]" under Article II, Section 2(b)(4) and not "eligible to serve as … director[s]" under Article II, Section 2(d). Defendants' position is inconsistent with the plain language of the Bylaws.

46. Alternatively, to the extent there is any ambiguity in Article II, Section 8, over the meaning of the term "nominee" or otherwise, any such ambiguity must be resolved in favor of the stockholder franchise and in favor of the interpretation that Defendants have touted in their public statements about the Bylaws. Defendants told their stockholders and the investing public at large that a majority voting standard would apply for election of directors in uncontested elections. They repeated that statement in the Proxy itself, in the same document in which they claimed that the 2022 Annual Meeting was a "Contested Election." Defendants should not be allowed to speak out of both sides of their mouths in this manner. Any ambiguity in the Bylaws should be resolved in favor of allowing the stockholders to vote in the more effective manner that Defendants announced would apply to

20

"uncontested elections," notwithstanding Defendants' attempt to reinterpret the defined term "Contested Election" for their own benefit.

47.   Alternatively, even if Defendants' determination as of January 24, 2022 that the 2022 Annual Meeting would include a "Contested Election" was legitimate, circumstances changed when the Defendants prevailed in the Nomination Action. The Court agreed with Defendants that no other candidates would be allowed to contest the election. At that point, the individual Defendants were under a fiduciary obligation to revisit their previous determination to allow a vote under the majority standard that Defendants had promised and promoted. The individual Defendants' failure to revisit the determination, either on their own initiative or in response to Opportunities' February 16 letter, constituted a breach of the directors' fiduciary duties of good faith and loyalty.

48.   Finally, Defendants have promulgated SEC filings and other disclosures stating that the plurality voting standard will be applied.   This determination is improper and wrongful as discussed herein. The stockholders must be informed of the correct voting standard, *i.e.,* the majority voting standard, and must be given time to provide voting instructions or proxies under correct information.   The 2022 Annual Meeting should not be allowed to occur until corrective disclosures are made.

RLF1 26884946v.1

49.   Upon information and belief, the 2022 Annual Meeting will likely occur on March 10, 2022; thus, Opportunities therefore is left with no recourse but to seek prompt judicial enforcement of Opportunities' rights.

COUNT I
(Enforcement of Bylaws)

50.   Opportunities repeats and realleges each of the foregoing paragraphs as if fully set forth herein.

51.   Under the Company's Bylaws, the Company is required to use a majority voting standard except when there is a Contested Election, as defined in the Bylaws. *See* Bylaws, Art. II § 8. It has, however, stated that it will use a plurality voting standard.

52.   The election to take place at the 2022 Annual Meeting has never met the definition of a "Contested Election" because at all times, since December 3, 2021, the Company has maintained that the Nomination Notice is invalid, and, absent a Court order, has stated that it would not recognize Opportunities' nominees or count votes submitted for them.

53.   By imposing a plurality voting standard, the Company has violated the express terms of the Bylaws and will render the "vote no" campaign meaningless.

54.   Alternatively, to the extent any ambiguity exists in the Bylaws, whether with respect to the meaning of the non-defined term "nominee" or otherwise, that

22

ambiguity should be resolved in favor of the stockholder franchise and specifically in favor of allowing the stockholders to vote under the meaningful majority standard that Defendants' prior and contemporaneous statements promised would apply in the event of uncontested elections.

55.   Opportunities has no adequate remedy at law.

COUNT II
(Breach of Fiduciary Duty Against the Director Defendants)

56.   Opportunities repeats and realleges each of the foregoing paragraphs as if fully set forth herein.

57.   The Director Defendants owe and continue to owe Lee's stockholders—including Opportunities—the highest duties of care, loyalty, and good faith and disclosure. These fiduciary duties preclude the Director Defendants from taking any action to favor their own interests ahead of the interests of the Company and its stockholders.

58.   In breach of their fiduciary duties, the Director Defendants have determined to deem the election of directors at the 2022 Annual Meeting "Contested," while at the same time they have rejected Opportunities' Nomination Notice and deemed it invalid. This inconsistent position – that Opportunities' candidates were "nominees" for purposes of one section of the Bylaws but ineligible to be nominees for purposes of another section – had no rational or legitimate

corporate purpose, and was instead designed to prevent stockholders from exercising their franchise rights under the Bylaws.

59.   Alternatively, even if the Director Defendants' original determination in or around January 2022 that the election of directors at the 2022 Annual Meeting was a "Contested Election" was legitimate, the Director Defendants were under a fiduciary obligation to reverse that determination after Defendants prevailed in the Nomination Action. The Director Defendants have failed and refused to do so.

60.   The Director Defendants are acting unlawfully to entrench Defendants Junck and Moloney, and to block Opportunities from conducting an effective "vote no" campaign.

61.   Opportunities has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Opportunities respectfully requests that this Court enter an order as follows:

A.   Declaring that the election of directors at the 2022 Annual Meeting is not Contested, as defined in the Bylaws, and therefore each director shall be elected by the vote of the majority of votes cast at the 2022 Annual Meeting, and be required to submit an irrevocable resignation if he or she should fail to receive a sufficient number of votes;

24

B.   Declaring that the Director Defendants breached their fiduciary duties;

C.   Declaring that the Director Defendants breached the Company's Bylaws;

D.   Temporarily, preliminarily and permanently enjoining the Company from conducting the 2022 Annual Meeting until at least 20 days after it has made corrective disclosures in its Proxy to state that the majority voting standard applies, and corrected its proxy card to clearly indicate that stockholder may vote "for," "against" or "abstain" for each of the incumbent-director nominees;

E.   Awarding Opportunities its fees, costs, and expenses, including its attorneys' fees and costs, incurred in connection with this action; and

F.   Granting such other and further relief as the Court deems proper.

RLF1 26884946v.1

OF COUNSEL:

Adrienne Marie Ward
Lori Marks-Esterman
Peter M. Sartorius
Theodore J. Hawkins
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

/s/ John D. Hendershot
John D. Hendershot (#4178)
Matthew W. Murphy (#5938)
John T. Miraglia (#6682)
Melissa A. Lagoumis (#6845)
Edmond S. Kim (#6835)
RICHARDS, LAYTON & FINGER, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
(302) 651-7700

Attorneys for Plaintiff Strategic Investment Opportunities LLC

Dated: February 22, 2022

26